EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the six months ended July 31, 2020, and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated September 28, 2020 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the six months ended July 31, 2020, and to the date of this MD&A:

Proposed Transaction with Nomad Royalty Company Ltd. (“Nomad”)

On August 24, 2020, the Company announced that it has entered into a definitive Arrangement Agreement (the “Agreement”), under which Nomad intends to acquire all of the outstanding common shares of the Company pursuant to a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”). See “Proposed Transactions” for further details on the proposed transaction.

Q1 & Q2 Reports from Nevada Gold Mines (“NGM”) on Robertson Progress

NGM has delivered its Q1 and Q2 2020 summaries of work completed at Robertson, reporting that significant resource, geotechnical, and metallurgical drilling has been completed during the first half of 2020, as outlined below.

Q2 2020 Drilling Totals at Robertson:

•	2,195 meters of resource drilling;
•	27 meters of geotechnical drilling;
•	354 meters of metallurgical drilling.

Q1 2020 Drilling Totals at Robertson:

•	821 meters of resource drilling;
•	2,026 meters of geotechnical and metallurgical drilling.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 2

NGM also indicated that they are progressing with evaluation and other pre-development activities at Robertson, including:

•	Evaluating several processing scenarios for the Robertson Resource (see discussion on resource below);
•	Locating major infrastructure items such as crushing plant, CIC plant, heap leach pad, waste dump and haul roads;
•	Constructing a test well drill pad for upcoming aquifer test; and
•	Continuing ongoing study work, including waste/ore and material characterization work and biological/archaeological baseline work.

As announced in Coral’s news release dated March 16, 2020, Barrick included an inferred mineral resource at the Robertson project in their 2019 reserve and resource statement, included in the Cortez operation within Nevada Gold Mines.

The Company holds a sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

In the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 3

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Norma Sass Property

During the six months ended July 31, 2020, the Company exercised the option to purchase the Norma Sass claims, gaining full title to the mineral claims. A Quitclaim deed was made effective May 1, 2020, and duly registered with the Lander County and Nevada Bureau of Land Management, effectively releasing the Company of any obligation to the previous owners with respect to any advance payments of the mineral claims, and transferring full title to the Company.

The Norma Sass property consists of 27 claims in the Hilltop District, Lander County, Nevada.

Normal Course Issuer Bid

On August 28, 2019, the Company announced that the TSX Venture Exchange (“TSX-V”) has accepted the Company’s notice for its third normal course issuer bid (the “Third NCIB”).

Pursuant to the Third NCIB, the Company may purchase up to 2,950,485 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the NCIB for cancellation. The funding for any purchase pursuant to the NCIB will be financed out of the unallocated working capital of the Company

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the NCIB is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased and cancelled 2,083,500 common shares pursuant to the third NCIB. As at July 31, 2020, the Company held Nil treasury shares.

Since the first NCIB was announced in 2017, the Company has successfully repurchased and cancelled approximately 8 million common shares through the three NCIBs.

COVID-19

Currently, the Company’s corporate office has been working remotely and there have been no cases of COVID-19 with any of the Company’s directors, officers, employees and consultants as of the report date of these consolidated financial statements. The Company remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 4

Qualified Person

Coral's projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

Results of Operations

Summary of Quarterly Results

	2020	2020	2020	2019	2019	2019	2019	2018
Period ended	July 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ (Loss) for the period	(854,565)	676,940	(53,645)	(120,973)	(605,871)	248,544	(3,159,556)	2,895,854
Earnings/ (Loss) per Share	0.02	0.01	(0.00)	(0.00)	(0.01)	0.01	(0.06)	0.06
Total Assets	18,195,301	18,918,080	18,247,174	18,567,493	19,084,710	22,573,712	22,222,757	22,717,571

Quarterly income (loss) fluctuate with non-cash items such as share-based payments, movements in current and deferred income tax, and foreign exchange variances.

During the quarters ended July 31, 2020 and 2019, the Company incurred higher than usual losses as a result of foreign exchange movements on its cash balances and investments held in US dollars.

During the quarters ended April 30, 2020, April 30, 2019, and October 31, 2018 the Company benefited from foreign exchange gains as a result of cash balances held in US dollars.

During the quarter ended January 31, 2019, the Company had a substantial current income tax expense related the prior year sale of the Robertson property, resulting in a net loss of $3,159,556 for the period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 5

Three months ended July 31, 2020 compared with the three months ended July 31, 2019

	2020	2019	Note

Operating and Administrative Expenses
Consulting fees	$26,025	$15,603	1
Depreciation	-	-
Directors’ fees	56,250	15,000	2
Investor relations	4,620	5,957
Listing and filing fees	12,631	15,788
Management fees	30,000	18,000	3
Office and miscellaneous	32,769	29,395
Professional fees	37,478	25,150	4
Salaries and benefits	60,493	62,325
Share-based payments	54,218	49,225	5
Travel	5,055	5,023
	319,539	241,466
Loss before other items	(319,539)	(241,466)
Other items
Interest income (bank charges)	(153)	14,053
Finance income	54,835	50,701
Gain on sale of investment	12,138	-	6
Foreign exchange loss	(601,846)	(429,159)	7
Net loss	(854,565)	(605,871)	8
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Unrealized gain (loss) on available for sale securities	(28,745)	74,927	9
Comprehensive loss for the period	$(883,310)	$(530,944)
Loss per share - basic and diluted	$(0.02)	$(0.01)	8

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 6

1.	Consulting fees for the three months ended July 31, 2020 were $26,025 compared to $15,603 in the comparative quarter in 2019. The increase is due to additional project evaluation requirements during the period, as the Company continued to review available projects.

2.	Director’s fees for the three months ended July 31, 2020 were $56,250 compared to $15,000 in the comparative quarter in 2019. The increase is due to additional fees incurred from the evaluation of the Proposed Transaction, as discussed in the “Proposed Transactions” section of this MD&A.

3.	Management fees for the three months ended July 31, 2020 were $30,000, compared to 18,000 for the three months ended July 31, 2019. The increase is related to additional management oversight requirements pursuant to corporate activity growth.

4.	Professional fees for the three months ended July 31, 2020 were $37,478, compared to $25,150 for the comparative period. The increase is due to additional legal fees as a result of the Proposed Transaction, as discussed in the “Proposed Transactions” section of this MD&A.

5.	Share based payments for the three months ended July 31, 2020 was $54,218 compared to $49,225 in the comparative quarter. The increase is a result of differences in expenses reflected in the valuation assumptions of the stock options, as well as timing of issuance.

6.	During the three months ended July 31, 2020, the Company recognized a gain on sale of investments of $12,138, compared with $Nil in income during the same period in 2019. This amount is related to the sale of certain available for sale investments that appreciated in value during the period.

7.	Foreign exchange loss for the three months ended July 31, 2020 was $601,846, compared to $429,159 in the corresponding period in 2019. This is primarily due to movements in foreign exchange rates on the Company’s US bank account balances and term deposits.

8.	As a result of the foregoing, net loss for the three months ended July 31, 2020 was $854,565, compared to a loss of $605,871 for the same period in 2019. The change is predominantly the result of fluctuations in foreign exchange rates between periods. Net loss per share for the quarter was $0.02 compared to $0.01 in the same period in 2019.

9.	The movements are primarily due to fluctuations in interest rates, as interest rates were lower in the 2020 period compared to 2019, as well as movements in certain fair value inputs in the Company’s other investments.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 7

Six months ended July 31, 2020, compared with the six months ended July 31, 2019

	2020	2019	Note

Operating and administrative expenses
Consulting fees	$42,831	$37,796
Depreciation	-	-
Directors' fees	67,500	30,000	1
Investor relations	41,845	18,507	2
Listing and filing fees	25,600	25,975
Management fees	60,000	36,000	3
Office and miscellaneous	67,273	56,892
Professional fees	41,241	39,047
Salaries and benefits	128,961	109,915
Share based payments	160,755	142,566	4
Travel	19,897	17,770
	655,903	514,468
Loss before other items	(655,903)	(514,468)
Other items
Interest income	45,223	26,550	5
Finance income	108,181	99,298
Gain on sale of investment	12,138	-	6
Foreign exchange gain	312,736	31,193	7
Net loss	(177,625)	(357,327)	8
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on available for sale securities	(36,100)	142,827	9
Total comprehensive loss	$(213,725)	$(214,500)
Loss per share - basic and diluted	$(0.01)	$(0.01)	8

1.	Directors fees for the six months ended July 31, 2020 were $67,500 compared to $30,000 for the six months ended July 31, 2019. The increase is due to additional fees incurred from the evaluation of the Proposed Transaction, as discussed in the “Proposed Transactions” section of this MD&A.

2.	Investor relations expenses for the six months ended July 31, 2020 were $41,845 compared to $18,507 during the comparable period in 2019. The increase is a result of additional marketing initiatives taken on by the Company to begin 2020.

3.	Management fees for the six months ended July 31, 2020 were $60,000 compared to $36,000 in the comparative period. The increase is related to additional management oversight requirements pursuant to corporate activity growth.

4.	Share-based payments for the six months ended July 31, 2020 were $160,755 compared to $142,566 during the corresponding period ended July 31, 2019. The increase is a result of differences in expenses reflected in the valuation assumptions of the stock options, as well as timing of issuance.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 8

5.	Interest income for the six months ended July 31, 2020, was $45,223 compared to $26,650 in the comparative period ended July 31, 2019. This amount is related to interest earned on the Company’s term deposits and does fluctuate over periods with changing interest rates and market conditions, as well as the maturity dates of each deposit.

6.	During the six months ended July 31, 2020, the Company recognized a gain on sale of investments of $12,138, compared with $Nil in income during the same period in 2019. This amount is related to the sale of certain available for sale investments that appreciated in value during the period.

7.	Foreign exchange gain for the six months ended July 31, 2020 were $312,736 compared to a gain of $31,193 during the six months ended July 31, 2019. The movement in the current quarter relates to movements in the US dollar compared to the Canadian dollar, as the Company holds significant cash balances in US dollars.

8.	As a result of the foregoing, net loss for the six months ended July 31, 2020 was $177,625 compared to net loss of $357,327 for the six months ended July 31, 2019. The change is predominantly caused by foreign exchange, with some affect coming from an increase in operating and administrative expenses over the period, and other items noted above.

9.	Unrealized loss from available for sale securities for the six months ended July 31, 2020, was $36,100 compare to a gain of $142,827 during the corresponding period. The movement is a result of movements in fair value on the Company’s available for sale securities.

Liquidity and Capital Resources

Currently, the Company has no revenues. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants, up until the sale of the Robertson Property.

Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company needs to be diligent with its current working capital. There is no assurance that the Company will be successful in raising additional new equity capital.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 9

The change in cash flow activities can be summarized as follows:

	July 31, 2020	July 31, 2019

Operating activities	$15,619	$(3,391,971)
Investing activities	1,276,724	3,092,730
Financing activities	(67,646)	(235,674)
Effect of exchange rate fluctuations on cash and cash equivalents	(35,177)	233,199
Net change in cash	1,189,520	(301,716)
Cash and cash equivalents, beginning of period	10,688,861	8,308,884
Cash and cash equivalents, end of period	$11,878,381	$8,007,168

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue, other than interest earned on cash and cash equivalents. The movements in cash provided by (used in) operating activities during the six months ended July 31, 2020, are primarily due to some increases in operating and administrative during the current period, as well movements in the payables and receivables balances.

During the six months ended July 31, 2020, the Company received cash proceeds of $188,625 from the issuance of common shares through exercises of stock options and used $256,271 to purchase existing outstanding common shares through the Company’s Normal Course Issuer Bid.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management compensation

The Company has identified its directors and certain senior officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company, as key management personnel. The remuneration of directors and officers for the three and six months ended July 31, 2020, and 2019 was as follows:

	Three months ended July 31,		Six months ended July 31,
	2020	2019	2020	2019

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$86,310	$33,000	$127,560	$66,000
Other members of key management	28,435	29,393	58,263	44,455

Share-based payments
Members of the Board of Directors	44,060	-	129,670	-
Other members of key management	5,630	-	16,569	-
	$164,435	$62,393	$332,062	$110,455

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 10

b) Amounts due to/from relates parties

In the normal course of operations, the Company transacts with companies with directors or officers in common.

The following amounts are payable to related parties:

	July 31, 2020	January 31, 2020
Directors	$56,250	$11,250
Oniva International Services Corp.	36,610	20,217
	$92,860	$31,467

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 8 of the condensed consolidated interim financial statements. The transactions with Oniva during the three and six months ended July 31, 2020, and 2019 are summarized below:

	Three months ended July 31,		Six months ended July 31,
	2020	2019	2020	2019

Salaries, bonuses, fees and benefits	$61,547	$38,755	$128,961	$86,210
Office & Miscellaneous	35,908	57,509	84,391	89,246
	$97,455	$96,264	$213,352	$175,456

Salaries and benefits for the three and six months ended July 31, 2020 include $28,435 and $58,263 respectively (2019 – $29,393 and $44,455) for key management personnel compensation that has been included in (a) above.

Proposed Transactions

On August 24, 2020, the Company announced that it has entered into a definitive Arrangement Agreement (the “Agreement”), under which Nomad Royalty Company Ltd. (“Nomad”) intends to acquire all of the outstanding common shares of the Company pursuant to a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia) (the “Transaction”).

Transaction Details

Pursuant to the Transaction, shareholders will be entitled to receive, for each share held, consideration consisting of C$0.05 in cash and 0.80 of a unit (a "Unit") of Nomad, as described below. The consideration payable to shareholders by Nomad represents total value of approximately C$1.21 per Coral share (the “Aggregate Consideration per Coral Share”), based on the closing price of C$1.37 of Nomad common shares on the TSX on August 21, 2020 and including the C$0.06 estimated value per Coral share of the one-half common share purchase warrant included in each Unit. Based on Nomad’s and Coral’s August 21, 2020 closing prices on the TSX and TSX Venture Exchange respectively, the Transaction represents a premium of approximately 45% to Coral shareholders.

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Each Unit will consist of one Nomad common share and one-half of a common share purchase warrant (a “Warrant”). Each full Warrant will entitle the holder thereof to purchase one additional Nomad common share at a price of C$1.71 for a period of two years following the effective date of the Transaction. If the daily volume-weighted average trading price of Nomad’s shares on the TSX exceeds the Warrant exercise price by at least 25% for any period of 20 consecutive trading days after one year from the effective date of the Transaction, Nomad will have the right to give notice in writing to the holders of the Warrants that the Warrants will expire 30 days following such notice, unless exercised prior thereto.

Financial Instruments

The estimated fair values of the Company’s cash and cash equivalents, term deposits, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices. The estimated fair value of the royalty receivable approximates its carrying value based on current market rates for similar instruments.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents and term deposits are exposed to credit risk.

The Company manages this credit risk by maintaining the majority of those instruments at high credit rated Canadian financial institutions.

Concentration of credit risk also exists with respect to the Company’s royalty receivable. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	July 31, 2020	January 31, 2020

Cash and cash equivalents	$11,878,381	$10,688,681
Investments	1,369,361	2,658,284
Royalty receivable	4,365,300	4,205,261

Total	$17,613,042	$17,552,226

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At July 31, 2020, the Company had working capital of $11,987,169 (January 31, 2020 – working capital of $11,015,424). The Company has cash at July 31, 2020 in the amount of $11,878,381 (January 31, 2020 - $10,688,861) for short-term business requirements. Of this amount, $151,919 has been set aside for the purchases of shares related to the Company’s normal course issuer bid and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 12

At July 31, 2020, the Company had current liabilities of $153,399 (January 31, 2020 - $71,548). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at July 31, 2020 and January 31, 2020.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, royalty receivable, other amounts receivable, amounts receivable from a related party, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	July 31, 2020		January 31, 2020

Cash and cash equivalents	US$	8,230,736	US$	7,292,870
Royalty receivable		3,256,714		3,177,859
Investments		1,008,550		2,008,830

Net exposure	US$	12,496,000	US$	12,479,559

Canadian dollar equivalent		$16,749,638		$16,514,200

Based on the net Canadian dollar denominated asset and liability exposures as at July 31 2020, a 10% (2019 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $1,674,964 (2019 - $1,651,420).

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The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

d) Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at July 31, 2020:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$11,878,381	$-	$-
Investments	1,369,361	-	-
	$13,247,742	$-	$-

Outstanding Share Data

The Company had the following issued and outstanding share capital as at July 31, 2020, and September 28, 2020:

Common shares: 46,350,837 as of July 31, 2020, and 46,350,837 as of September 28, 2020.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 14

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (July 31, 2020)	Number of Shares Remaining Subject to Options (September 28, 2020)
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,110,000	1,110,000
September 4, 2023	$0.380	1,115,000	1,115,000
January 25, 2024	$0.390	200,000	200,000
November 14, 2024	$0.410	1,107,500	1,107,500
TOTAL:		4,032,500	4,032,500

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at July 31, 2020, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at July 31, 2020, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the six months ended July 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2020 Page 15

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 28, 2020. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.